# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cadrenal Therapeutics, Inc., CIK 0001937993
CUSIP: 127636207
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 822 A1A North, Suite 306, Ponte Vedra, Florida (FL), 32082
Date of event which requires filing of this statement: 01/23/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001405290
Persons authorized to receive notices and communications: Quang Pham, c/o Cadrenal Therapeutics, Inc., 822 A1A North, Suite 306, Ponte Vedra, Florida (FL), 32082, (904) 300-0701

## Reporting persons
- Quang X. Pham (CIK 0001405290): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 221,042; shared voting power 200,000; sole dispositive power 221,042; shared dispositive power 200,000; aggregate amount beneficially owned 421,042 (23.6% of the class)
  Comment: Rows 7 and 9 include: (i) 218,333 shares of Common Stock owned by the Reporting Person; and (ii) 2,709 shares of Common Stock issuable upon the exercise of stock options held by the Reporting Person which are currently exercisable or may be exercised within 60 days of January 23, 2025. Does not include 72,291 shares of Common Stock issuable upon the exercise of stock options held by the Reporting Person that are not exercisable within 60 days of January 23, 2025. Rows 8 and 10 include 200,000 shares of Common Stock owned by The PVBQ Living Trust (the "Trust"). The beneficiary of the Trust is Mr. Pham's child and Mr. Pham is the trustee of the Trust and has sole voting and dispositive power with respect to the shares owned by the Trust. Rows 11 and 13 include: (i) 218,333 shares of Common Stock owned by the Reporting Person; (ii) 2,709 shares of Common Stock issuable upon the exercise of stock options held by the Reporting Person which are currently exercisable or may be exercised within 60 days of January 23, 2025; and (iii) 200,000 shares of Common Stock owned by the Trust. Percentage is based on 1,782,486 shares of Common Stock of the Issuer outstanding as of January 23, 2025.
- The PVBQ Living Trust (CIK 0001947432): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 200,000; sole dispositive power 0; shared dispositive power 200,000; aggregate amount beneficially owned 200,000 (11.2% of the class)
  Comment: Rows 8, 10, 11 and 13 include 200,000 shares of Common Stock owned by The PVBQ Living Trust (the "Trust"). The beneficiary of the Trust is Mr. Pham's child and Mr. Pham is the trustee of the Trust and has sole voting and dispositive power with respect to the shares owned by the Trust. Percentage is based on 1,782,486 shares of Common Stock of the Issuer outstanding as of January 23, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Cadrenal Therapeutics, Inc.
Address of issuer's principal executive offices: 822 A1A North, Suite 306, Ponte Vedra, Florida (FL), 32082

## Item 2. Identity and Background
Name of person filing: Quang X. Pham (sometimes referred to as the "Reporting Person") and The PVBQ Living Trust (sometimes referred to as the "Trust"). The beneficiary of the Trust is Mr. Pham's child and Mr. Pham is the trustee of the Trust, with sole voting and dispositive power with respect to the shares owned by the Trust.
Residence or business address: The address for the principal business office of the Reporting Person and the Trust is: c/o Cadrenal Therapeutics, Inc. 822 A1A North, Suite 306 Ponte Vedra, Florida 32082
Present principal occupation or employment: The Reporting Person is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the past five years, neither the Reporting Person nor the Trust have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither the Reporting Person nor the Trust have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in the Reporting Person or the Trust, as applicable, being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States. The Trust was formed under the laws of the State of Florida for estate planning purposes.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock reported herein as beneficially owned by the Reporting Person were: (i) purchased with personal funds; or (ii) granted as compensation for the Reporting Person's services as an employee of the Issuer. The shares of Common Stock reported herein as beneficially owned by the Trust were acquired from the Reporting Person as a gift for no consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares of Common Stock reported herein as beneficially owned by the Reporting Person and the Trust were acquired by the Reporting Person and the Trust, as applicable, for investment purposes.

As Chief Executive Officer of the Issuer and Chairman of its Board of Directors, the Reporting Person will regularly explore potential actions and transactions that may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

Except as discussed above in the Reporting Person's capacity as Chief Executive Officer and Chairman of the Board of the Issuer, the Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Person may, from time to time, acquire additional shares of Common Stock (1) by the exercise or vesting of currently held options (See Annex A), (2) by the grant of additional options to the Reporting Person by the Issuer, (3) from time to time in open market purchases for investment purposes if market conditions are favorable, or (4) any combination of the foregoing. The Trust may, from time to time, acquire additional shares of Common Stock as a gift for no consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses set forth in rows 11 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Schedule 13D are incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses set forth in rows 7 through 10 and the related "Comments for Type of Reporting Person" on the cover pages to this Schedule 13D are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as set forth in Annex A, the Reporting Person has not effected any transactions in securities of the Issuer during the past 60 days. The Trust has not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: As discussed in rows 7 through 10 and the related "Comments for Type of Reporting Person" on the cover pages to this Schedule 13D, certain shares of Common Stock that the Reporting Person may be deemed to own beneficially are held by or on behalf of persons other than the Reporting Person, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as indicated in this statement, the Reporting Person and the Trust are not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Annex A
Exhibit 2 - Joint Filing Agreement

## Signatures
- Quang X. Pham: /s/ Quang X. Pham, Quang X. Pham (01/29/2025)
- The PVBQ Living Trust: /s/ Quang X. Pham, Quang X. Pham, Trustee (01/29/2025)